3/30

Rec'd 2/28/06

A/B 3/27/06

06006664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-38242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanstrum & Associates, Inc.
K/N/A Finbar Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 SE Stark Street
(No. and Street)

Portland	Oregon	97216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron D. Sanstrum (503) 241-7430 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia Street, Suite 625	Portland,	OR	97258
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 6/6/06

OATH OR AFFIRMATION

I, Aaron D. Sanstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanstrum & Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DIANA J WILKINS
NOTARY PUBLIC-OREGON
COMMISSION NO. 395837
MY COMMISSION EXPIRES SEPT. 24, 2009

Diana J. Wilkins
Notary Public

Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANSTRUM & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2005

TABLE OF CONTENTS

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of Sanstrum & Associates, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanstrum & Associates, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williams & Associates, LLP

February 24, 2006

SANSTRUM & ASSOCIATES, INC.

BALANCE SHEET

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	96,457
Commissions receivable		7,157
Corporate tax receivable		1,263
Prepaid expenses		7,518
Miscellaneous deposits		2,530
Total current assets		114,925
OTHER ASSETS		
Deposit at clearing house		5,000
Deferred tax asset		5,256
Total other assets		10,256
Total assets	$	125,181

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	7,243
Wages payable		13,535
Commissions payable		13,303
Income tax payable		238
Total current liabilities		34,319
STOCKHOLDERS' EQUITY		
Common stock - authorized 100,000 shares of no par value; issued and outstanding 20,000 shares		20,000
Additional paid-in capital		26,000
Retained earnings		44,862
Total stockholders' equity		90,862
Total liabilities and stockholders' equity	$	125,181

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

December 31, 2005

REVENUES	
Commissions	$ 539,009
Other income	98,620
Total revenues	637,629
OPERATING EXPENSES	643,424
Loss from operations	(5,795)
OTHER INCOME (EXPENSE)	
Loss on disposal of assets	(14,711)
Interest income	1,735
Interest expense	(81)
Loss before provision for income taxes	(18,852)
Provision for income taxes	1,002
Net loss	$ (17,850)

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at December 31, 2004	$ 20,000	$ 26,000	111,649
Net loss	-	-	(17,850)
Cash dividends	-	-	(32,060)
Property and other asset dividends	-	-	(16,877)
Balance, December 31, 2005	$ 20,000	$ 26,000	$ 44,862

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(17,850)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation		1,683
Loss on disposal of assets		14,711
(Increase) decrease in assets:		
Commissions receivable		8,066
Corporate tax receivable		1,565
Prepaid expenses		3,469
Lease deposits		(2,400)
Miscellaneous deposit		(771)
Deposit at clearing house		45,000
Deferred tax asset		(1,650)
Increase (decrease) in liabilities:		
Accounts payable		1,256
Wages payable		2,871
Income taxes payable		228
Accrued expenses		(5,544)
Net cash provided by operating activities		50,634
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(20,574)
Net cash used by investing activities		(20,574)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions		(32,060)
Net cash used by financing activities		(32,060)
Net decrease in cash		(2,000)
Cash at the beginning of the year		98,457
Cash at the end of the year	$	96,457

See auditors' report and notes to the financial statements

SANSTRUM & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

December 31, 2005

Supplemental disclosure of cash flow information:

Cash paid for:	
Taxes	$ 1,600
Interest	$ 81

Non-cash financing activities:

Shareholder distributions of property and other assets consisted of the following:

Investments	$ 3,300
Prepaid expenses	635
Lease deposits	4,304
Furniture and equipment	8,638
	$ 16,877

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Sanstrum & Associates, Inc. (the "Company") is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in June 1987, and commenced operations as a broker/dealer in March 1988, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended.

As of December 31, 2005, the shareholders had entered into a stock purchase agreement to sell all issued and outstanding shares of the Company. In anticipation of this transaction, the shareholders have liquidated substantially all of the assets of the Company. As of the date of these financial statements, the terms of this agreement have not been met and the buyer has not purchased the shares of the Company.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Expenditures for major repairs and betterments that extend the useful lives of the furniture and equipment are capitalized. Maintenance or minor repairs are charged to expense when incurred. When furniture or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income. As of December 31, 2005, all furniture and equipment had been distributed to the shareholders.

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives range from 3 to 7 years. Depreciation expense for the year ended December 31, 2005, was $1,683.

SECURITIES TRANSACTIONS

Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

SANSTRUM & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2005

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING AND PROMOTION COSTS

The Company expensed advertising and promotion costs in the amount of $452 as incurred.

COMMISSIONS RECEIVABLE

Commissions receivable represent amounts owed to the company by its clearing agent RBC Dain Rauscher Correspondent Services at December 31, 2005.

Management of the company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

DEPOSIT AT CLEARING HOUSE

The company maintains a $5,000 deposit at RBC Dain Rauscher Correspondent Services (a division of RBC Dain Rauscher, Inc.). RBC Dain Rauscher may offset any deficiencies, of which none were encountered, against the deposit balance. The agreement may be terminated by either party, and all remaining balances will be refunded to the company.

PENSION PLAN

The Company maintains a Simplified Employee Pension Plan. An employee must have one year of qualified service and be at least 21 years of age to participate in this plan. The plan permits employees to defer up to 15% of their salary based on strict IRS guidelines. Employer contributions to the plan are at the discretion of the Board of Directors. The company incurred no pension expense for the year ended December 31, 2005.

OPERATING LEASE

The Company leases office space under terms of an operating lease which expires June 30, 2006. Monthly rent under the agreement is $3,280 plus common area expenses. Rental expense for the year ended December 31, 2005 was $39,827. Minimum future lease payments due in 2006 under the non-cancelable operating lease are $19,680.

OPERATING LEASE (Continued)

During the year ended December 31, 2005, the Company paid $5,200 of rent on a second location. The Company has no obligation to make future lease payments under the terms of the operating lease.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to prior year net operating loss carryforwards for tax purposes and tax deferred costs of accrued payroll. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

For the year ended December 31, 2005, the Company's income tax expense consists of the following components:

Current income tax expense:	
Federal	$ 250
State	398
	$ 648
Deferred income tax (benefit):	
Federal	$ (937)
State	(713)
	$ (1,650)
Income tax provision	$ (1,002)

INCOME TAXES (Continued)

The net deferred tax liabilities and assets in the accompanying balance sheet at December 31, 2005, included the following components:

Current Deferred tax assets related to:		
Deferred costs on accrued payroll:		
Federal	$	1,215
State		911
Total current deferred tax asset	$	2,126
Non-current Deferred tax asset related to:		
State net operating loss carryforward	$	3,130
Net deferred tax asset	$	5,256

The Company has an Oregon net operating loss carryforward of $47,821. The carryforward expires through 2024 and is available to offset future state taxable income.

RELATED PARTY TRANSACTIONS

The company leased furniture from a stockholder on a month-to-month basis. This lease was terminated when the stockholder's shares were transferred to his spouse. Rental expense for the year ended December 31, 2005 was $468.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $50,000 under Rule 15c3-1(a)(2). At December 31, 2005, the company had net capital and required net capital of $74,295 and $50,000, respectively, and a ratio of aggregate indebtedness to net capital of .46 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

SANSTRUM & ASSOCIATES, INC.

SCHEDULE OF OPERATING EXPENSES

For the year ended December 31, 2005

Advertising and promotion	$ 452
Charitable Contributions	300
Commission and clearing fund	41,027
Commissions and wages	427,979
Computer services	7,474
Depreciation	1,683
Dues and subscriptions	5,049
Employee education	1,922
Insurance	1,699
Maintenance	472
Meals and entertainment	2,160
Miscellaneous	108
Office supplies	12,532
Payroll taxes and employee benefits	50,397
Postage and delivery	2,995
Professional fees	9,727
Regulatory fees	13,094
Rent	46,815
SAIF, SIPC	1,156
Tax and licenses	489
Telephone	7,551
Travel	8,343
Total operating expenses	$ 643,424

See accountants' report on supplementary information

SANSTRUM & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2005

NET CAPITAL		
Total stockholders' equity	$	90,862
Less non-allowable assets:		
Prepaid expenses		7,518
Miscellaneous deposit		2,530
Corporate tax receivable		1,263
Deferred tax asset		5,256
Total non-allowable assets		16,567
Net Capital	$	74,295
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet	$	34,319
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	50,000
Excess net capital	$	24,295
Excess of capital at 1,000%	$	70,863
Ratio of aggregate indebtedness to net capital		0.46 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report		74,535
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments		(240)
Net capital per above	$	74,295

See accountants' report on supplementary information

SANSTRUM & ASSOCIATES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

EXEMPTIVE PROVISIONS:

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Sanstrum & Associates, Inc.
Portland, Oregon

In planning and performing our audit of the consolidated financial statements of Sanstrum & Associates, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the S Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wieseneck & Associates, LLP

February 24, 2006